Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

04010799

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

12 March 2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

Dear Sir

SUPPL

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
2 March 2004	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
3 March 2004	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
4 March 2004	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
8 March 2004	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
9 March 2004	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
10 March 2004	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice

Yours faithfully

A HO
Assistant Company Secretary

dw 3/25

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

2 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Monday 1 March 2004.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	34,357,471	107,975
4	Total consideration paid or payable for the shares	$334,889,621	$1,077,806

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 4-Nov-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.02 lowest price paid: $9.95 highest price allowed under rule 7.33: $10.3740

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	8,987,374

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 2/3/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

3 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Tuesday 2 March 2004.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	34,465,446	205,969
4	Total consideration paid or payable for the shares	$335,967,427	$2,069,680

+ See chapter 19 for defined terms.

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$11.53	highest price paid:	$10.09
	date:	4-Nov-03		
	lowest price paid:	$8.20	lowest price paid:	$10.02
	date:	4-Jul-03		
			highest price allowed under rule 7.33:	$10.3866

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	8,781,405

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 3/3/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

4 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Wednesday 3 March 2004.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	34,671,415	161,048
4	Total consideration paid or payable for the shares	$338,037,107	$1,616,809

	Before previous day		Previous day	
5 If buy-back is an on-market buy-back	highest price paid:	$11.53	highest price paid:	$10.08
	date:	4-Nov-03		
	lowest price paid:	$8.20	lowest price paid:	$9.98
	date:	4-Jul-03		
			highest price allowed under rule 7.33:	$10.4286

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	8,620,357

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 4/3/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

8 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Friday 5 March 2004.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	34,832,463	169,002
4	Total consideration paid or payable for the shares	$339,653,916	$1,730,226

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 4-Nov-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.27 lowest price paid: $10.10 highest price allowed under rule 7.33: $10.5399

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	8,451,355

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe Date: 8/3/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

9 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Monday 8 March 2004.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	35,001,465	109,833
4	Total consideration paid or payable for the shares	$341,384,141	$1,130,072

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 4-Nov-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.32 lowest price paid: $10.26 highest price allowed under rule 7.33: $10.6197

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	8,341,522

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 9/3/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

Lend Lease
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

10 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Tuesday 9 March 2004

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	35,111,298	101,044
4	Total consideration paid or payable for the shares	$342,514,213	$1,043,855

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 4-Nov-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.35 lowest price paid: $10.26 highest price allowed under rule 7.33: $10.6827

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	8,240,478

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 10/3/04
(~~Director~~/Company secretary)

Print name: S J Sharpe